File No. 69-233

                  SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D. C.

                              FORM U-3A-2

         Statement by Holding Company Claiming Exemption Under
                   Rule 2 from the Provisions of the
              Public Utility Holding Company Act of 1935

                 To Be Filed Annually Prior to March 1

                     PORTLAND GENERAL CORPORATION

  hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

     1. Name, State of Organization, location and business of Claimant and every subsidiary:

     Claimant - Portland General Corporation, Oregon, Portland, Oregon, holding company

     Subsidiaries -   Portland  General  Electric  Company,  Oregon,  Portland,
                      Oregon, electric utility

                            121 S.W. Salmon St. Corporation, Oregon, Portland, Oregon, leases PGE headquarters

                                World   Trade   Center  Northwest  Corporation,
                                Oregon, Portland, Oregon, development of World Trade Center complex in Portland, Oregon

                            Portland General Energy Systems, Inc., Oregon, Portland, Oregon, installation and maintenance of electrical equipment

                      Portland General Holdings, Inc., Oregon, Portland, Oregon, holds stock in companies with interests in real estate development, leasing, investments, energy services and power brokering, and independent power production


                            PLC-Kalamazoo, Inc., Oregon, Portland, Oregon, development, acquisition and operation of co-generation and independent power projects, presently carries on no business

                            Columbia-Willamette Development Company,
                            Oregon, Portland, Oregon, real estate development


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                                CWDC Resources, Inc., Oregon, Portland,  Oregon,
                                real estate development

                            Columbia   Willamette    Leasing,   Inc.,   Oregon,
                            Portland, Oregon, equipment leasing

                                Rail Leasing Inc., Oregon, Portland, Oregon, equipment leasing

                            Columbia Willamette Investment Company, Oregon, Portland, Oregon, investments

                            Tule  Hub  Services   Company,   Oregon,  Portland,
                            Oregon, electric hub services

                            Bonneville Pacific Corporation, Delaware, Salt Lake City, Utah, co-generation and independent power producer*

      * Bonneville Pacific Corporation ("BPCO") has filed for protection under Chapter 11 of the federal Bankruptcy Code. As the debtor in possession, BPCO may sell or otherwise transfer ownership of one or more of its subsidiaries. Although Portland General Holdings, Inc. is a shareholder and creditor of BPCO and monitors the Bankruptcy proceeding, it is not a member of the Creditors Committee or otherwise involved in the operations of BPCO and, therefore, does not know of the present ownership status of
     the  BPCO  subsidiaries.   A listing of BPCO subsidiaries which reflects
     the information available to Portland General Corporation as of December 31, 1992 will be provided upon request.


                          The following companies were dissolved during 1995:

                             FFP, Inc., Oregon, Portland, Oregon, real estate development

                             Cornerstone Seattle Joint Venture, Washington, Seattle, Washington, real estate development

     2. A brief description of properties of Claimant and each subsidiary public utility used for generation, transmission and distribution of electric energy for sale, including location of principal generating plants, transmission lines and distribution facilities:

     Claimant -

           Portland General Corporation has no properties other than the stock of its subsidiaries and an immaterial amount of office equipment and furniture. Its only public utility subsidiary is Portland General Electric Company ("PGE").

     Public Utility Subsidiary -

           PGE   is  engaged  in  the   generation,   purchase,   transmission,
           distribution and sale of electric energy in Oregon. PGE has a 321 MW ownership interest in generating plants in Washington (1 plant) and Montana (2 plants), comprising approximately 15% of its total generating capacity. PGE sells electric energy at wholesale in interstate commerce to electric utilities located in other states, primarily California. PGE purchases electric energy from public utility districts located in the State of Washington and from nonassociated utilities in Oregon, Washington, Montana, Idaho, Arizona, New Mexico, California and Canada. PGE purchases surplus electric energy from the Bonneville Power Administration ("BPA"), a federal agency that markets electric energy generated by federal hydroelectric dams located on the Columbia River in Oregon and Washington.


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           PGE owns wholly or jointly the following generating facilities:

                                       Net      Percent of
                                    Capability   Company's
       NAME          LOCATION          (MW)       INTEREST       FUEL

   Sullivan        West Linn, OR          16        100.0        Hydro
   Faraday         Estacada, OR           44        100.0        Hydro
   River Mill      Estacada, OR           23        100.0        Hydro
   Bull Run        Bull Run, OR           22        100.0        Hydro
   Oak Grove       Three Lynx, OR         44        100.0        Hydro
   Pelton          Madras, OR            108        100.0        Hydro
   North Fork      Estacada, OR           52        100.0        Hydro
   Round Butte     Madras, OR            300        100.0        Hydro
   Centralia       Centralia, WA       1,310          2.5        Coal
   Bethel          Salem, OR             116        100.0     Gas or Oil
   Beaver          Clatskanie, OR        500        100.0     Gas or Oil
   Boardman        Boardman, OR          508         65.0        Coal
   Colstrip 3&4    Colstrip, MT        1,440         20.0        Coal
   Coyote Springs  Boardman, OR          241        100.0     Gas or Oil



           PGE's electric distribution system is located within its service territory in Oregon. PGE serves an area of 3,170 square miles, including 54 incorporated cities. PGE has transmission lines for the delivery of electricity from its plants located in Oregon to its service territory or to the Northwest grid. Electric energy from the plants located in other states is delivered to PGE over the Northwest grid. PGE owns 20% of the Pacific Northwest Intertie, a 4,800 MW transmission facility between John Day, in Northern Oregon, and Malin, in Southern Oregon near the California border. This line is used primarily for interstate sales and purchases of electric energy among BPA, utilities in the Pacific Northwest, including PGE, and California utilities.

           PGE has a 90% ownership interest in a 20 inch diameter natural gas pipeline that runs approximately 18 miles from its Beaver generating plant, located in Clatskanie, Oregon, to Cowlitz County Washington where it interconnects with the interstate gas distribution system of Northwest Pipeline Company.

     3. Information for calendar year 1995 with respect to Claimant and its utility subsidiaries:

     (a)   Number of kWh of electric energy sold at retail and wholesale -

           retail:         17,065,188,000 kWh
           wholesale:   3,382,450,000 kWh

     (b) Number of kWh of electric energy distributed at retail outside state in which each Company is organized -

           none


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     (c)   Number of kWh of electric energy sold at wholesale outside the state in which each Company is organized or at the state line -

           2,601,090,000 kWh - Delivery of electric energy is primarily at the Malin substation in Southern Oregon with ultimate use in California.

     (d) Number of kWh of electric energy purchased outside the state in which each Company is organized or at the state line -

           PGE purchased electric energy from certain nonassociated utilities, municipalities, wholesale marketers, and public authorities, such as BPA and public utility districts, which are either located in or have generation facilities located outside the state of Oregon:

           10,278,229,000 kWh - Delivery of electric energy is through BPA transmission lines to PGE interconnections in Oregon.

     4. Information for calendar year 1995 with respect to Claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

     (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

           None.

     (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

           None.

     (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

           None.

     (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

           None.

     (e) Identify any service, sales or construction contract(s) between EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

           N/A


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                               EXHIBIT A


     A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year will be filed under Form U-A before April 30, 1995, after the filing of Form 10-K.

     The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 11th day of March 1996.


                                  Portland General Corporation


                                  By     /S/ JOSEPH M. HIRKO
                                           Joseph M. Hirko
                                       Senior Vice President,
                                       Chief Financial Officer


 Corporate Seal








 Attest:



 /S/ STEVEN F. MCCARREL
 Steven F. McCarrel
 Assistant Secretary




  Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

                           Steven F. McCarrel
                           Assistant Secretary
                           121 S.W. Salmon Street
                           Portland, Oregon 97204



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